Mail Stop 0408

July 12, 2005

*By U.S. Mail and Facsimile to 212-403-2000*

Gregory E. Ostling
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019-6150

> **Re:    Instinet Group Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 13, 2005**
> **File No.  000-32717**

Dear Mr. Ostling:

We have limited our review of your filing to those issues we have addressed in our comments.   Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Revise to prominently disclose in the first or second paragraph the effect of the merger on Instinet shareholders, clearly stating that shareholders will be cashed-out and will no longer have any ownership interest in the surviving company. Also, disclose the:

- estimated cash-out price per share,

- $5.70 trading price on April 21, 2005, the day prior to announcement of the merger,

- the aggregate dollar value of the merger and
- that the merger consideration will be taxed.

2. Disclose that the exact price will be calculated after shareholders vote on the merger.

3. Provide disclosure on how the cash-out price is affected by the dividend to be paid shareholders from the LJR proceeds.

4. Disclose the separate transactions for the institutional brokerage business and LJR.

Summary, page 4

5. Revise your headings to be more substantive and meaningful to shareholders. For example, instead of "What You Will Receive If the Merger Is Completed," consider: "You Will Receive $5.44 For Each Instinet Share." "You Will Be Taxed On The Cash You Receive In the Merger" is more informative than "Certain U.S. Federal Income Tax Consequences."

6. Disclose the intent to dividend out the LJR proceeds and the effect that will have on the cash-out price.

The Merger, page 4

7. Replace the one sentence, overly technical description of the merger with a description of the merger that is substantive and meaningful from the perspective a shareholders voting on the transaction.

Opinion of Our Financial Advisor…, page 4

8. Revise the heading to state the opinion of the advisor.

9. Disclose here and in the section beginning on page 18 the fee paid or payable to the advisor.

Interests of Certain Members of Management in Nasdaq's Sale Of Certain Assets To Silver Lake, page 5

10. State in the heading that these interests are financial.

11. Briefly identify Silver Lake and its relationship to the parties. Add

corresponding disclosure to the "Financial Interests" section on page 25.

12. State the sale price.

The Merger, page 11
Background of the Merger, page 11

13.  Clarify the specific reasons for beginning sales discussions in Fall 2004.

14. Please use the full name for ECN in the last paragraph on page 11.

15. In the second paragraph on page 13, clarify whether "various bidders" refers to the 2 bidders referenced in the penultimate paragraph on page 12.

16. Provide background disclosure on the LJR sale, including how and when the Bank of New York was contacted and how terms were reached.

17. State the $207 million sale price of the institutional brokerage business from Nasdaq to the SLP/Instinet management acquisition vehicle.

Reasons for the Merger, page 15

18. Expand the fourth bullet point to include the dollar value of the per share price at the date discussed and the percentage difference of that price from the merger price of $5.44.

Opinion of Our Financial Advisor, page 18

19.  For each of the analyses discussed, please state the conclusions reached by the advisor.

20. Clarify whether the advisor will update its opinion as of the effective date.

Material U.S. Income Tax Consequences, page 22

21. Please change the word "certain" to "material" in the first sentence.

Certain Relationships and Related Party Transactions, page 24

22.  Please change "certain relationships" to "conflicts of interest" in the heading.

Financial Interests of Executive Officers and Directors in the Merger, page 25

      23. Please quantify the value of these various financial interests.

The Nasdaq-Silver Lake institutional Brokerage Transaction Agreement, page 28

      24. Identify in the first sentence the "certain corporate-level assets" to be sold along with the institutional brokerage business.

      25. Quantify, as far as practicable, the various additional liabilities to be assumed by the SLP acquisition vehicle.

      26. Here, or in the "Background" section, disclose how the Institutional Brokerage Transaction Agreement between Nasdaq, Silver Lake and Instinet management was negotiated and how the terms were reached. Disclose the material terms, including ownership and management of the acquisition company and Instinet management's investment in Nasdaq notes and warrants.

Litigation, page 48

      27. Please update this section, as appropriate. If dates for hearings have been set, please include them.

      28. Please provide the staff with an expanded summary of the plaintiffs' allegations and of the defense. Advise us further on the status of the injunction.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,


Todd Schiffman
Assistant Director